UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                               Cerus Corporation
                     ---------------------------------------
                                (Name of issuer)

                         Common Stock, $0.001 par value
                     ---------------------------------------
                         (Title of class of securities)

                                   157085 10 1
                     ---------------------------------------
                                 (CUSIP number)

                                  May 17, 2001
                     ---------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

---------------------------------                     --------------------------
CUSIP No. 157085 10 1                     13G             Page 2 of 8 Pages
---------------------------------                     --------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
BENEFICIALLY                 ------ --------------------------------------------
                                    SHARED VOTING POWER
OWNED BY                     6      1,128,000
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
PERSON WITH                  ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      1,128,000
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,128,000*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.0%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Deutsche Asset Management Europe GmbH on the following cover page.

** Included in this percentage is the percentage of securities reported by Deutsche Asset Management Europe GmbH on the following cover page.

---------------------------------                     --------------------------
CUSIP No. 157085 10 1                     13G             Page 3 of 8 Pages
---------------------------------                     --------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Europe GmbH
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
BENEFICIALLY                 ------ --------------------------------------------
                                    SHARED VOTING POWER
OWNED BY                     6      1,126,000
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
PERSON WITH                  ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      1,126,000
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,126,000
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.0%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC
-------- -----------------------------------------------------------------------

Item 1(a).   Name of Issuer:

             Cerus Corporation (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             The address of the Issuer's principal executive offices is 2411 Stanwell Drive, Concord, CA 94520.

Item 2(a).   Name of Person Filing:

             This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management Europe GmbH ("DWS Group" and together with DBAG, the "Reporting Persons").

Item 2(b).   Address of Principal Business Office or, if none, Residence:

             The principal place of business of DBAG is Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany.

             The principal place of business of DWS Group is Feldbergstrasse 22, 60323 Frankfurt, Federal Republic of Germany.

Item 2(c).   Citizenship:

             The citizenship of the Reporting Persons is set forth on the cover page.

Item 2(d).   Title of Class of Securities:

             The title of the securities is Common Stock (the "Common Stock").

Item 2(e).   CUSIP Number:

             The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a)  / /  Broker or dealer registered under section 15 of the Act;

             (b)  / /  Bank as defined in section 3(a)(6) of the Act;

             (c)  / /  Insurance  Company as defined in section  3(a)(19) of the
                       Act;

             (d)  / /  Investment  Company  registered  under  section  8 of the
                       Investment Company Act of 1940;

             (e)  / /  An  investment  adviser  in  accordance  with Rule  13d-1
                       (b)(1)(ii)(E);

             (f)  / /  An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

             (g)  / /  A parent holding  company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

             (h)  / /  A savings  association  as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

             (i)  / /  A church plan that is excluded from the  definition of an
                       investment   company  under   section   3(c)(14)  of  the
                       Investment Company Act of 1940;

             (j)  / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

Item 4.      Ownership.

             (a)    Amount beneficially owned:

                    Each of the Reporting  Persons owns the amount of the Common
             Stock as set forth on the cover page.

             (b)    Percent of class:

                    Each of the  Reporting  Persons owns the  percentage  of the
             Common Stock as set forth on the cover page.

             (c)    Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote:

                           Each of the  Reporting  Persons has the sole power to
                    vote or to direct the vote of the Common Stock as set forth on the cover page.

                    (ii)   shared power to vote or to direct the vote:

                           Each of the Reporting Persons has the shared power to
                    vote or to direct the vote of the Common Stock as set forth on the cover page.

                    (iii) sole power to dispose or to direct the disposition of:

                           Each of the  Reporting  Persons has the sole power to
                    dispose or direct the disposition of the Common Stock as set forth on the cover page.

                    (iv) shared power to dispose or to direct the disposition of:

                           Each of the Reporting Persons has the shared power to
                    dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Investment management clients of the Reporting Persons have the ultimate right to any dividends from the Common Stock and the proceeds from the sale of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             DWS Investment GmbH, DWS Investment S.A. Luxemburg and Deutsche Funds Management Limited are subsidiaries of the Reporting Persons which hold Common Stock included in the figures on the cover page.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2001



                                       DEUTSCHE BANK AG

                                       By:  /s/ Jeffrey A. Ruiz
                                          --------------------------------------
                                          Name:   Jeffrey A. Ruiz
                                          Title:  Vice President



                                       By:  /s/ Margaret M. Adams
                                          --------------------------------------
                                          Name:   Margaret M. Adams
                                          Title:  Director

                Consent of Deutsche Asset Management Europe GmbH


             The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Asset Management Europe GmbH pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  May 25, 2001



                                       DEUTSCHE ASSET MANAGEMENT EUROPE GMBH



                                       By:  /s/ Ralf Ring
                                          --------------------------------------
                                          Name:    Ralf Ring
                                          Title:   Compliance Officer (DWS)


                                       By:  /s/ Susan Seidel
                                          --------------------------------------
                                          Name:    Susan Seidel
                                          Title:   Compliance (DWS)